EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

March 4th, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS ON MINE EXPANSION PLANS, NOW TARGETING 1,500 TPD MILL CAPACITY, UPDATES MINE DEVELOPMENT AND NEW RESOURCE ESTIMATE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) reports that upgrading and expansion of its San Gonzalo mine (“SG”) on the Avino property near Durango, Mexico continues to progress rapidly. At San Gonzalo, activities in February were centered on underground development and mining as well as delivering new underground mining equipment. At the main Avino Mine (“ET”), efforts have been focused on water treatment and de-watering to allow access to lower levels for exploration and development.

At the processing plant, crews have been working to expand the primary crushing circuit to operate at 1,500 tonnes per day (“tpd”) and feed three separate recovery circuits:

Circuit #	Throughput (tpd)	Source of Mill feed	Online Date
1	250	San Gonzalo	Now Online
2	250	Avino Surface Stockpiles, SG, ET	Q2 2013
3	1,000	Avino Mine	Q1 2014

A new 250 tpd circuit (“Circuit 2”) that has been paid for with cash generated from the sale of San Gonzalo concentrate will initially be used to process remaining historic aboveground stockpiles left from past mining of the main Avino Vein.  The Company expects the stockpiles will provide enough mill feed for approximately seven months of operations.  During the third quarter of 2012, Circuit 1 (250 tpd) produced 50,074 ounces of silver equivalent (calculated) from the same stock piles, Avino expects output will be similar from Circuit 2 once it’s activated in Q2 of this year. After the historic stockpiles have been depleted, the new circuit will have the ability to process additional mill feed from the San Gonzalo and Avino Mines as they are developed at depth.

Circuit 1 will continue to process high-grade mill feed from the San Gonzalo Mine. Production numbers are reported monthly and are summarized to date in the news release dated February 12, 2013.

Circuit 3 is scheduled to begin processing new material from the main Avino Mine in Q1 2014.  In the final full year of production prior to shut down in 2001, Circuit 3 produced 1,733,565 ounces of silver equivalent (calculated) at the processing rate of 1,000 tpd.

The following is a summary of ongoing work in February:

San Gonzalo Mine

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The three new pieces of equipment purchased through the Caterpillar credit facility are on site and training has begun. The new jumbo and scoop tram have been used at San Gonzalo in the ramp from level 4 to level 5. As of February 27th, the level 5 elevation had been reached, a cross cut to the vein is being driven with about 5 metres remaining before the vein is intersected. Training for the new loader included loading  two concentrate trucks scheduled for delivery to Manzanillo. Eventually, the new scoop tram and jumbo will be used in the main Avino mine once sufficient dewatering has occurred.

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Maqsa-Caterpillar (“MC”) has installed GPS transmitters on new surface machinery to track performance remotely. MC will provide monthly reports to identify inefficiencies that could affect equipment performance.

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Two new ore passes were installed on Level 4. One pass services the cut and fill stope to the west. The other pass services stopes to the east. The installation of these passes will reduce haulage time by the scoops.

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Haulage of waste material to the surface waste pile has been kept to a minimum with waste being used as fill underground in the cut and fill stope on level 4 and other mined areas deemed necessary for support.

Avino Mine

•	The Avino Mine is now dewatered down to level 7.5 from 5. The ramp is in good condition. Rehabilitation work can now begin in the few areas affected by sloughing and falling rock.

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Mexican authorities have granted permission to the Company to begin de-watering the mine without requiring a formal permit. Avino is required to submit quarterly reports logging the chemical content of the water being pumped from the underground workings. Dewatering is expected to reach the bottom of the flooded area (level 11) within 6 to 8 months.

•	A second pump was added to speed up dewatering efforts and 2 spare pumps are on standby should they be required.

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Pilot testing of the water treatment plant has been ongoing for the past month with daily analysis of the feed and treated water performed at the mine lab. Results to date indicate the discharge is meeting agricultural guideline limits. Government inspectors visited the facilities and requested the mercury analysis to be rechecked at another laboratory.

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Work to bring Circuit 2 online is nearing completion. A reconditioned 41/4 ft. short head cone crusher has been ordered and is expected to arrive in the second week of March.  A 20ft thickener tank is now in place awaiting the installation of the mechanism.

•	Initially, Circuit 2 will be powered by a diesel generator. This generator will serve as the backup power supply once CFE completes the power upgrade work to the mill.

New NI 43-101 Compliant Resource Estimate
The Company has commissioned an independent engineering firm to assemble a new property wide technical report that will include new resource estimates for San Gonzalo and the main Avino Mine.  Avino expects to receive the report in April.

Commitment to Technology Investment
Ongoing investment in new technology is a key element in Avino’s expansion objectives. “We are committed to obtaining the latest and most advanced technologies,” said Avino’s President and CEO David Wolfin. “Not only are we increasing output, we are focused on improving efficiencies, reducing costs and extending the life of each piece of equipment.”

Improving Exploration Abilities
Toward this commitment, the company has purchased Gemcom 3D software and plans to import a new digital database now being compiled by Tetra Tech and scheduled for completion by end of March. This new software will allow geologists to compile significant raw data—including 80 Kilometres of IP (Induced Polarization) Geophysics, 1500 soil samples, topography, drill hole data and satellite imagery. Using this technology, management anticipates finding new significant drill targets. The company owns two drill rigs (one surface and one underground) and plans to drill these new targets once the 3D model is completed.

Line of Credit with Nissan Mexico
Avino is also working to complete a $2M MXN (approximate) credit line with Nissan Mexico to increase the diesel trucks fleet for both underground mines. The fleet will include two or three additional diesel trucks to expedite movement of personnel, parts and equipment to deeper levels of both the San Gonzalo and ET mines.

About Avino
Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Avino’s key goal is to become a significant low-cost primary silver producer with specific objectives to: 1) expand resources and reserves, 2) increase the mine’s output, and 3) identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.